Portions of this document have been redacted pursuant to a confidential treatment request and filed separately with the Securities and Exchange Commission. Redacted sections are marked with “*****.”

[AVI BIOPHARMA LETTERHEAD]

March 10, 2010

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

RE:                              AVI BioPharma, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Schedule 14A filed April 14, 2009

File Number: 001-14895

Dear Mr. Riedler:

This letter responds to the Commission’s comment letter dated February 22, 2010 received by AVI BioPharma, Inc. (the “Company”).

Schedule 14A filed April 14, 2009

Executive Compensation

Compensation Discussion and Analysis

Performance Factors in 2008, page 12

1.              We note your response to our prior comment 2 and your reluctance to provide more detail because of the fact that your response would eventually become part of the public domain.  We reissue our comment.  For each milestone, please provide us with a detailed analysis supporting your belief that quantification of the milestone would result in competitive harm to the Company.  To the extent you would need to provide confidential information in your response, you may request Rule 83 confidential treatment for the response.

RESPONSE:

As discussed previously with Staff, the Company will incorporate information regarding executive compensation forward by reference to its proxy statement for its 2010 Annual Meeting of Shareholders rather than setting forth such information in its Form 10-K for the fiscal year ended December 31, 2009.  As of the date hereof, the Company has not determined which named executive officers other than its Chief Executive Officer and Chief Financial Officer will be required to be discussed in the Company’s Compensation Discussion and Analysis and in the compensation tables in the proxy statement.  Nonetheless, the disclosure provided for any named executive officer other than the Chief Executive Officer and Chief Financial Officer will be consistent with the presentation for the named executive officers provided for in the language submitted in this letter.  Accordingly, in response to the Commission’s comment, the Company proposes to include the following language under the heading “Performance Factors in 2009” in the Company’s proxy statement:

“The Compensation Committee, together with the Chief Executive Officer and full Board of Directors, establishes performance criteria for the named executive officers, both in terms of individual performance and the performance of the Company as a whole, and generally assigns a weight to the performance goals. The following corporate goals, along with the weighting assigned to each of the goals, including the weight achieved, drove the Compensation Committee’s executive compensation decisions for fiscal year 2009:

Goal	Assigned Weight	Achieved Weight
Develop approved operational and other administrative plans and budget for 2009	20%	16.5% (included within goal was to manage expense and revenue goals to achieve an overall 2009 cash burn not to exceed $11.5 million; actual cash burn was $10.8 million)
Attain certain preclinical and clinical development milestones	40%	23.5%
Complete certain key business development partnerships	15%	6.5%
Advance core discovery research projects	5%	2.5%
Reorganize certain elements of the Company’s business	20%	5%
Additional significant value adding accomplishments	0%	9%
Total	100%	63%

Dr. Hudson’s performance bonus was based entirely on the Company’s achievement of the corporate goals outlined above.  The performance bonus of each other named executive officer was based on the Company’s achievement of the corporate goals (70%), with the remainder of the performance bonus (30%) for such named executive officers based on the achievement of individual goals.

The goals for each individual officer, along with the weighting assigned to each of the goals, were as follows:

J. David Boyle II, Chief Financial Officer

Goal	Assigned Weight	Achieved weight
Secure funding through to NDA for at least two biodefense projects	35%	5% *****
Manage expense, revenue and budget goals to achieve prescribed financial targets (including achievement of overall cash burn of not more than $11.5 million)	10%	8%
Restructure certain elements of the Company’s agreement with a key business partner	25%	23% *****
Enhance general and administrative support for AVI, including establishing the Company’s new headquarters	30%	25%
Additional significant value adding accomplishments	0%	5%
Total	100%	66%

Stephen Shrewsbury, Senior Vice President of Preclinical, Clinical and Regulatory Affairs and Chief Medical Officer

Goal	Assigned Weight	Achieved weight
Achieve certain goals with respect to clinical development and regulatory affairs, including analyzing and submitting certain data for publication in a peer reviewed journal and completing certain drug trials	70%	43%
Achieve certain goals with respect to preclinical development	30%	22.5%
	100%	65.5%

Dwight D. Weller, Senior Vice President of Chemistry and Manufacturing

Goal	Assigned Weight	Achieved weight
Achieve prescribed goals with respect to drug manufacturing supply and supply chain	30%	27%
Reorganize certain elements of the Company’s business	35%	0%
Achieve a key employee hire relating to the Company’s research chemistry efforts	5%	5%
Develop and successfully implement a plan for the Company’s research chemistry efforts	30%	20%

total	100%	62%

Patrick L. Iversen, Senior Vice President of Strategic Alliances

Goal	Assigned Weight	Achieved weight
Secure funding through to NDA for at least two biodefense projects	25%	5% *****

Complete animal studies for certain drug candidates	20%	20%
Achieve prescribed goals with respect to preclinical development	45%	30%
Achieve prescribed goals with respect to ongoing drug research projects	10%	5%
Additional significant value adding accomplishments	0%	5%

Total	100%	65%

In connection with the Company’s response to the Commission’s comments, the undersigned hereby acknowledges on behalf of the Company that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at (425) 354-5038.

Sincerely,

AVI BioPharma, Inc.

/s/ J. David Boyle II

J. David Boyle II
Chief Financial Officer